UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

telent plc

(Name of Issuer)

ordinary shares of 87.5 pence per share

(Title of Class of Securities)

GB00BS5CP58

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander E. Jackson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to 14,736,689 ordinary shares of 87.5 pence per share (the “Shares”) of telent plc, a public limited company incorporated in England and Whales with registered number 67307 (“telent”).  Telent’s principal executive offices are located at New Century Park, P.O. Box 53, Coventry, Warwickshire CV3 1HJ, United Kingdom.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear.  Set forth below is the name, address of the principal business and principal office and the state or other place of organization of each of the Reporting Persons that is a corporation, partnership, syndicate and other group, and the name, business address and citizenship of each of the Reporting Persons that is a natural person.  The foregoing persons are hereinafter sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Office or Business Address
Item 2(c).	Citizenship or Place of Organization

Polygon Global Opportunities Master Fund (the “Master Fund”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Place of Organization: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Place of Organization: United Kingdom
Polygon Investments Ltd. (the “Investment Manager”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Place of Organization: Cayman Islands, British West Indies
Polygon Investment Partners LLP (the “UK Investment Manager”) 10 Duke of York Square London SW3 4LY United Kingdom Place of Organization: United Kingdom
Polygon Investment Partners LP (the “US Investment Manager”) 598 Madison Avenue 14th Floor New York, New York 10022 Place of Organization: Delaware
Polygon Investment Partners GP, LLC (the “General Partner”)

c/o Polygon Investment Partners LP 598 Madison Avenue 14th Floor New York, New York 10022 Place of Organization: Delaware
Reade E. Griffith (“Mr. Griffith”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United States
Alexander E. Jackson (“Mr. Jackson”) c/o Polygon Investment Partners LP 598 Madison Avenue 14th Floor New York, New York 10022 Citizenship: United States
Patrick G. G. Dear (“Mr. Dear”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United Kingdom
Item 2(c).

The principal business of the Master Fund is making investments utilizing various strategies. The principal business of PIML is that of corporate member of the UK Investment Manager. The principal business of the Investment Manager, the UK Investment Manager and the US Investment Manager (collectively, the “Investment Managers”) is that of investment manager. The principal business of the General Partner is that of general partner of the US Investment Manager. The principal occupation of each of Messrs. Griffith, Jackson and Dear is that of principal of the Investment Managers.

Item 2(d).	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Item 2(e).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares acquired on July 7, 2006 by the Master Fund was GBP£76,792,917.51*.  The Shares were acquired with investment funds of the Master Fund.  None of the Reporting Persons other than the Master Fund directly own any of the Shares.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares from counterparties to cash-settle equity-based swap agreements (as described in Item 5 below) in order to be able to vote with respect to matters presented to the shareholders of telent, including without limitation the proposed acquistion (the “Proposed Transaction”) of telent by Holmar Holdings Limited, a company formed at the direction of Fortress Investment Group LLC (the “Fortress Group”).

The Reporting Persons intend to review their position with respect to telent periodically, and depending upon their evaluation of all relevant factors, including without limitation the Proposed Transaction, the Reporting Persons may determine to acquire or dispose of ordinary shares of telent or increase or decrease their economic interest in telent through derivative transactions with respect to such shares.

The Reporting Persons have had, and in the future may have, discussions with the Fortress Group and telent, relating to the Proposed Transaction.  Among the topics that have been discussed, or which may be discussed, are the Reporting Persons’ views with respect to the Proposed Transaction, including without limitation the adequacy of the consideration to be paid to telent shareholders, the possibility of a restructuring of the transaction to permit telent shareholders to retain a portion of their interest in telent, the possible participation of the Reporting Persons in any consortium formed to acquire telent and the Reporting Persons’ intentions with respect to the voting of the Shares on the Proposed Transaction.

The Reporting Persons’ current intention is to vote the Shares against the Proposed Transaction, which intention may change based upon their evaluation of all relevant factors.
Item 5.	Interest in Securities of the Issuer
Item 5(a).

As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares.  The Shares represent approximately 23.9% of the outstanding ordinary shares of telent, on the basis of 61,539,580 ordinary shares outstanding.

All of the Shares are directly held by the Master Fund.  The Investment Managers, PIML and the General Partner have voting and dispository control over securities owned by the Master Fund.  Messrs. Griffith, Jackson and Dear control the Investment Managers, PIML and the General Partner.

Item 5(b).	Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all the Shares.
Item 5(c).

The following table describes any transactions in the ordinary shares of telent that were effected during the past 60 days by the Reporting Persons.  All transactions were effected on the London Stock Exchange on behalf of the Master Fund.

Trade Date	Buy/Sell	No. of Shares	Average Price per Share (including commissions)
July 7 ,2006	Buy*	11,594,600	£5.2100
July 7, 2006	Buy*	3,142,089	£5.2147

*

These purchases were made for cash from sellers which were counterparties to cash-settled equity-based swap agreements with the Master Fund.  The swap agreements were terminated concurrently with the relevant purchases.  The purchases were made and the terminated swap agreements were settled based on the closing price of the ordinary shares on the London Stock Exchange on the trading day of the relevant purchase.

Item 5(d).	Not applicable.
Item 5(e) .	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have hedged their economic risk with respect to a portion of the Shares through cash-settle equity-based swap agreements entered into with Bank of America N.A., Deutsche Bank AG, London Branch and Morgan Stanley International Ltd. with respect to 6,540,000, 1,360,000 and 600,000 ordinary shares of telent, respectively.  As a result of these agreements, the Reporting Persons maintain the economic equivalent of a short position with respect to 8,500,000 ordinary shares of telent, representing approximately 13.8% of the outstanding ordinary shares of telent.
Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of July 17, 2006, by and among Polygon Global Opportunities Master Fund, Polygon Investment Management Limited, Polygon Investments Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Reade E. Griffith, Alexander E. Jackson and Patrick G. G. Dear.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2006	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: July 17, 2006	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date July 17, 2006	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date July 17, 2006	POLYGON INVESTMENTS PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date July 17, 2006	POLYGON INVESTMENTS PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date July 17, 2006	POLYGON INVESTMENTS PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date July 17, 2006		/s/ Reade E. Griffith
Reade E. Griffith

Date July 17, 2006		/s/ Alexander E. Jackson
Alexander E. Jackson

Date July 17, 2006		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1	Joint Filing Agreement